Delisting Determination,The Nasdaq Stock Market, LLC, December 7, 2017, The Bon-Ton Stores, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of The Bon-Ton Stores, Inc. (the Company), effective at the opening of the trading session on December 18, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(a)(1) and 5450(b)(1)(C).
The Company was notified
of the Staffs determination on October 31, 2017. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on November 9, 2017.